ELECTRONICS

SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul,100-742
Korea
[redacted]727-7462 , FAX : 727-7360

July 11, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

Name: Hyunseung Kim
Title: Associate

7/16

Investment in Memory Line 6 and 7

1. Details

- The planned investment is aimed at converting part of DRAM production capacity of line 6 and 7 into SRAM/ Flash production capacity and system LSI production capacity.
- The investment is expected to cost W160.8 billion.
- The lines are expected to ramp up in the third quarter of 2002.

2. Investment Need

- The Company needs to expand SRAM and Flash capacity to meet growing demand and keep the technological edge over competitors.
- As the Company is expanding its system LSI business, it needs to raise LSI capacity.

Investment in Mobile Phone Production Facility

1. Details

- ☐ The planned investment is designed to expand capacity through upgraded line automation to improve process efficiency.
- ☐ The investment is expected to cost W13.9 billion :
  Mobile test devices are expected to cost W8.2 billion, high speed test robots, W5.2 billion, and others, W500 million.
- ☐ The facility is expected to ramp up in late July.

2. Investment Need and Impact

- ☐ Expanding local production facility is required to meet rising shipments of CDMA and TDMA handsets for the third quarter of 2002.
- ☐ Enhanced process efficiency is expected to result in a rise in production, sales and profit.